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                               May 24, 2022

       Carl F. Giesler, Jr.
       Executive Vice President and Chief Financial Officer
       Southwestern Energy Company
       10000 Energy Drive
       Spring, TX 77389

                                                        Re: Southwestern Energy
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-08246

       Dear Mr. Giesler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 1, 2022

       General

   1. We note that you provided more expansive disclosure in your 2020/2021 Corporate
                                                        Responsibility Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2020/2021 Corporate Responsibility Report.
       Risk Factors, page 34

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities or technological changes.
 Carl F. Giesler, Jr.
FirstName  LastNameCarl F. Giesler, Jr.
Southwestern  Energy Company
Comapany
May        NameSouthwestern Energy Company
     24, 2022
May 24,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54

3.       We note your 2020/2021 Corporate Responsibility Report reflects that you have
         implemented methane mitigation technologies, including through the use of equipment that appears meant to reduce emissions from your operations. Revise your disclosure to quantify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material to your operations. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
4. We note your risk factor disclosure regarding the physical impacts of adverse weather. If material, disclose any weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
5.       We note your disclosure on page 28 of your Form 10-K regarding compliance with
         environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
6. Please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods. Carl F. Giesler, Jr.
FirstName  LastNameCarl F. Giesler, Jr.
Southwestern  Energy Company
Comapany
May        NameSouthwestern Energy Company
     24, 2022
May 24,
Page 3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation